Via Federal Express and EDGAR

July 18, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Terry French, Accountant Branch Chief
Christine Adams, Senior Staff Accountant

Re:	DTS, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 filed March 3, 2008

Form 10-Q for the Three Months Ended March 31, 2008 filed May 12, 2008

File No. 0-50335

Dear Mr. Spirgel

This letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated July 8, 2008 with respect to DTS, Inc’s. (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the three months ended March 31, 2008.  For your convenience, we have repeated each of the Staff’s comments in bold/italic font and set forth our response immediately after each comment.

Form 10-Q for the Three Months Ended March 31, 2008

Note 3. Fair Value measurements, Page 6

1.                                      In future filings, revise your disclosures to describe the underlying securities in more detail, including a description of any auction reset and interest rate provisions.  In response to this letter, please provide us with your revised disclosures.

In response to the Staff’s comment, the Company will provide more detailed disclosure regarding the description of the underlying securities, to the extent applicable and based on materiality, beginning with its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008.  Such additional disclosure will appear in the Fair Value

Measurements note to the unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008 and in the Liquidity and Capital Resources section in Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, and it will provide such additional disclosure in future filings, as applicable and based on materiality.

To the extent it is material, the Company proposes to provide such additional descriptive disclosure regarding the underlying securities in substantially the following form in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008:

As of XXXX, 2008, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These financial assets included the Company’s auction rate security instruments, which are classified as available for sale investments. Due to recent events in the credit markets, certain auctions for the Company’s auction rate security instruments failed during the XXXX of 2008. The Company attributes the failed auctions to liquidity issues rather than credit quality issues, as the auction rate securities held at XXXX, 2008 are tax-exempt municipal bonds issued by governmental entities located within the United States that are insured and have a AAA rating.

Liquidity for these auction rate security instruments is typically provided by a Dutch auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28, or 35 days. Historically, auction rate security instruments would also be purchased or sold at these pre-determined intervals, creating a liquid market. Investment earnings paid during a given period are based upon the reset rate determined during the prior auction. For each unsuccessful auction, the interest rate moves to a maximum rate defined for each security, which is generally higher than short term interest indices. To date the Company has collected all interest payable on its auction rate security instruments when due and therefore expects to continue to do so in the future.

The principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, issuers repay principal over time from cash flows prior to final maturity, or final payments come due according to contractual maturities ranging from XX to XX years. The Company understands that issuers and financial markets are working on alternatives that may improve liquidity, although it is not yet clear when or if such efforts will be successful. The Company expects that it will receive the principal associated with these auction rate security instruments through one of the means described above.

Note 3. Fair Value measurements, Page 6

2.                                      We note that you estimate the fair value of your auction rate security instruments using Level 3 unobservable inputs in accordance with SFAS No. 157.  In future filings, revise to provide a description of the inputs used to determine fair value, such as the liquidity discount, and the information used to develop the inputs.  In response to this letter, please provide us with your revised disclosures.

In response to the Staff’s comment, the Company will provide additional descriptions of the inputs used to determine fair value, as well as the information used to develop those inputs, to the extent applicable and based on materiality, beginning with its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008.  Such additional disclosure will appear in the Fair Value Measurements note to the unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008, and it will provide such additional disclosure in future filings, as applicable and based on materiality.

To the extent it is material, the Company proposes to provide such additional descriptive disclosure of the inputs used to determine fair value in substantially the following form in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008:

Due to the loss of liquidity, the fair values of most of these securities are estimated utilizing discounted cash flow (“DCF”) analyses or Level 3 inputs within the SFAS No. 157 fair value hierarchy as of XXXX, 2008. The range of assumptions used in preparing the DCF analyses included estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions the Company considered relevant factors including: the formula applicable to each security which defines the interest rate paid to investors in the event of a failed auction, the creditworthiness of the counterparty, the likely timing of the next successful auction for each security, and the likely timing for the instruments to be called or refinanced by the issuer. The Company’s estimate of the rate of return required by investors to own these securities also considers the current reduced liquidity for these auction rate security instruments.

As a result of the Company’s analyses, the estimated fair values did not vary greater than X% from par or cost, with the average fair value approximating par or cost. Therefore, no valuation adjustments for unrealized or realized gains or losses were recorded as of XXXX, 2008. The Company believes par value or cost is a reasonable approximation of fair value under the circumstances and given the information available in the absence of a liquid market. Further evidence includes the fact that these securities have redemption features which call for redemption at 100% of par value. The Company also believes that it has the ability to hold these securities throughout the estimated 18 to 24 month recovery period.

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value Measurements, page 19

3.                                      We note that you primarily use unobservable or Level 3 inputs, which are supported by little or no market activity, to determine the fair value of your investments in auction rate securities.  Revise your disclosures in future filings to provide sensitivity analysis since the fair value of your investments could potentially change as the significant unobservable inputs vary.  Your critical accounting policy for investments should also describe how the estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future.  In this regard, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS No. 157, given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.  In response to this letter, please provide us with your revised disclosures.

In response to the Staff’s comment, the Company will provide additional information in relation to the Level 3 inputs used to determine fair value, to the extent applicable and based on materiality, beginning with its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008.  Such additional disclosure will appear in the Critical Accounting Policies and Estimates section in Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the Company will provide such additional disclosure in future filings, as applicable and based on materiality.

To the extent it is material, the Company proposes to provide such additional disclosure regarding Level 3 inputs used to determine fair value in substantially the following form in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2008:

Fair Value Measurements.  Fair value measurements to adjust certain financial instruments are based upon Level 3 valuation models in accordance with SFAS No. 157. We hold certain financial assets that are required to be measured at fair value on a recurring basis. These financial assets include our auction rate security instruments, which are classified as available for sale. Due to recent events in the credit markets, the auctions for the auction rate securities failed during the XXXX of 2008. We attribute the failed auctions to liquidity issues rather than credit quality issues, as the auction rate securities held at XXXX, 2008 are tax-exempt municipal bonds issued by governmental entities located within the United States that are insured and have a AAA rating. To date we have collected all interest payable on our auction rate security instruments when due and expect to continue to do so in the future. For each unsuccessful auction, the interest rate moves to a maximum rate defined for each security, which is generally higher than short term interest indices.

In determining the value of these auction rate security instruments as of XXXX, 2008, we utilized the following key inputs in our DCF analyses based on our estimates of the assumptions that market participants would use in valuing these instruments:

•                  Term – We estimated an 18 to 24 month expected life of the instruments, based on our expectations of the time it may take for (i) the instruments to be called or refinanced by the issuer, or (ii) liquidity to be restored to the market place.

•                  Discount Rate – We estimated discount rates, ranging from approximately X% to X%, based on quoted yields of similar publicly traded instruments and other short term interest indices.

•                  Liquidity Discount – We estimated the liquidity discount, ranging from approximately XX% to XX% of the respective annual coupon rates, based upon the difference between the one month and two year treasury yields, which represents the spread between the short term loss of liquidity and the expected timing for the liquidity to be restored. In determining the estimated liquidity discount, we also considered yield differences for bonds within the same rating category.

As a result of our analyses, the estimated fair values did not vary greater than 1% from par or cost, with the average fair value approximating par or cost. Therefore, no valuation adjustments for unrealized or realized gains or losses were recorded as of XXXX, 2008. We believe par value or cost is a reasonable approximation of fair value under the circumstances and given the information available in the absence of a liquid market. Further evidence includes the fact that these securities have redemption features which call for redemption at 100% of par value. During 2008, all sales of our auction rate security instruments have been at par or cost with no gain or loss. We also believe that we have the ability to hold these securities throughout the estimated 18 to 24 month recovery period.

 If we were to modify certain of the key assumptions utilized in the valuation analyses of our auction rate securities portfolio, the estimated fair values would change. Specifically, in order to understand the sensitivity of the valuation analyses related to our maturity and related discount rate assumptions (i.e., the discount rate varies based on the term assumption), we modified the term assumption by approximately 50%, modeling both shorter and longer maturities (holding the liquidity assumption constant). Further, we modified the liquidity discount assumption (holding the 18 to 24 month terms and discount rate assumptions constant), increasing/decreasing the liquidity discount by 50 basis points. Based on these changes to our analyses, the estimated fair values did not vary greater than 2% from par or cost, with the average fair value approximating par or cost.

Our assumptions were based on a review of short term interest indices and our estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these auction rate security instruments in the current environment, among other relevant factors. The fair value of our auction rate security instruments and related valuation assumptions could change significantly based on market conditions and the current uncertainties in the credit markets. We will continue to monitor our auction rate security instruments, and we may be required to record a temporary or an other-than-temporary impairment. In the event that we are unable to sell the underlying securities at or above our carrying value, or at all, these securities may not provide us a liquid source of cash in the future.

Company Representations:

As requested by the Staff, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to me or to Blake Welcher, Executive Vice President and General Counsel.  We can be reached at (818) 827-2200.

Sincerely,

/s/ Melvin Flanigan
Melvin Flanigan
Executive Vice President and Chief Financial Officer

cc:	Michael Kagnoff, Partner, DLA Piper LLP
Robert Irving, Partner, PricewaterhouseCoopers LLP